SECURITI 20010355
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2020
Washington DC
413

SEC FILE NUMBER
8-69736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeZero America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 34th Street, Suite 513B
(No and Street)

Brooklyn	NY	11232
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Haupt (718) 709-4925
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Michael Haupt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeZero America, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public 2/5/2020

KAITLYN M HAMM
Notary Public, State of New York
Reg. No. 01HA6364885
Qualified in Kings County
Commission Expires September 25, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of TradeZero America, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TradeZero America, Inc. as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of TradeZero America, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TradeZero America, Inc.'s management. My responsibility is to express an opinion on TradeZero America, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TradeZero America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the TradeZero America, Inc.'s financial statements. The Supplemental Information is the responsibility of the TradeZero America, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as TradeZero America, Inc.'s auditor since 2016.

Tarzana, California

February 20, 2020

TRADEZERO AMERICA, INC.

Statement of Financial Condition
December 31, 2019

ASSETS

Cash and Cash Equivalents	$	204,294
Clearing		1,035,827
Account Receivables		241,945
Due from related party		23,982
Prepaid Expenses		43,826
Deferred Tax Asset		14,166
Total Assets	$	1,564,040

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	83,438
Commission Payable		120,072
Due to related party		292,640
Other Liabilities		15,000
Total Liabilities	$	511,150
STOCKHOLDER'S EQUITY		
Common Stock, $0.001 par value, 1,000 shares authorized, issued, and outstanding	$	1
Additional Paid in Capital		1,549,683
Retained Earnings (Accumulated Deficit)		(496,794)
Total Stockholder's Equity	$	1,052,890
Total Liabilities and Stockholder's Equity	$	1,564,040

TRADEZERO AMERICA, INC.

Statement of Income
For the Year Ended December 31, 2019

REVENUES (Note 2)		
Commissions	$	833,640
Fees Earned		3,955,552
Interest Income		2,151
Total Revenues	$	4,791,343
EXPENSES		
Advertising & Promotional Fees	$	173,034
Clearing & Brokerage Fees		1,456,284
Regulatory Fees		34,895
Compensation Expenses		1,171,048
Technology Expenses		1,460,723
Quotation & Market data services		40,290
Other Expenses		265,363
Total Expenses	$	4,601,637
NET INCOME BEFORE INCOME TAXES	$	189,706
LESS: INCOME TAX EXPENSE (BENEFIT) (Note 6)		51,688
NET INCOME	$	138,018

The accompanying notes are an integral part of these financial statements

TRADEZERO AMERICA, INC.

Statement of Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Beginning balance January 1, 2019	$ 1	$ 899,683	$ (634,812)	$ 264,872
Capital contributions		650,000		650,000
Net income			138,018	138,018
Ending balance December 31, 2019	$ 1	$ 1,549,683	$ (496,794)	$ 1,052,890

The accompanying notes are an integral part of these financial statements

TRADEZERO AMERICA, INC.

Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	138,018
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in Assets		
Clearing		(1,035,827)
Account Receivable used in operating activities		(241,945)
Due from Parent Company		2,878
Prepaid Expenses		(27,496)
Other Assets		36,688
(Increase) decrease in Liabilities		
Accounts Payable		59,483
Commission Payable		120,072
Due to Parent		291,390
Other Assets		15,000
Total adjustments	$	(779,757)
Net cash used in operating activities	$	(641,739)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		650,000
Net cash provided by financing activities	$	650,000
Net Increase in cash	$	8,261
Cash at beginning of year		196,033
Cash at end of year	$	204,294
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements

Note 1: ORGANIZATION AND NATURE OF BUSINESS

TradeZero America, Inc. (the "Company" formerly known as Divy Equities, Inc.) was incorporated in the State of Delaware on September 2, 2015 and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") on September 7, 2016. The Company is registered with the Securities and Exchange Commission ("SEC"). In 2018, the common stock was owned by Tradezero US (24.9%) and the balance by Divy, Inc. On September 28, 2018 the Company entered into an equity purchase agreement to buy the former broker dealer Divy Equities, Inc.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company recognizes commissions from its broker services based on a trade-date basis. Normal expenses are recorded when the obligation is incurred.

Cash and Cash Equivalents

The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2019, the Company did not have any cash balances in excess of FDIC and SIPC insured amounts.

ASC 606 Revenue Recognition

Revenue is generally measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.
Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

A. Fees earned: This includes fees earned from commissions on trade execution, fees for stock loan locates, and use of its proprietary routing platform.

B. Nature of services

The following is a description of activity, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Note 1: ORGANIZATION AND NATURE OF BUSINESS

TradeZero America, Inc. (the "Company" formerly known as Divy Equities, Inc.) was incorporated in the State of Delaware on September 2, 2015 and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") on September 7, 2016. The Company is registered with the Securities and Exchange Commission ("SEC"). In 2018, the common stock was owned by Tradezero US (24.9%) and the balance by Divy, Inc. On September 28, 2018 the Company entered into an equity purchase agreement to buy the former broker dealer Divy Equities, Inc.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company recognizes commissions from its broker services based on a trade-date basis. Normal expenses are recorded when the obligation is incurred.

Cash and Cash Equivalents

The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2019, the Company did not have any cash balances in excess of FDIC and SIPC insured amounts.

ASC 606 Revenue Recognition

The following disclosures discuss the Company's revenue recognition accounting policies as governed by Topic 606, Revenue from Contracts with Customers. Most of the Company's revenue arises from contracts with customers. Revenue is generally measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

A. Fees earned: This includes fees earned from commissions on trade execution, fees for stock loan locates, and use of its proprietary routing platform.

B. Nature of services

The following is a description of activity, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions: The Company earns commissions from trade executions. Securities transactions are recorded on a trade date basis with related commission income also recorded on a trade date basis, which is when performance obligations have been satisfied. The Company recognizes commissions at the end of each month, after receiving confirmation from the clearing firm of the amount due to the Company.

Contract Balances and transaction price allocated to remaining performance obligations:

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods, were immaterial, including performance obligations related to transactions that are subject to SEA rule10b-10 for any remuneration that needs to be disclosed.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $100,000 or 6 2/3 of aggregate indebtedness which is $511,150. In this case the minimum net capital is $100,000. On December 31, 2019, the Company's net capital of $849,043 exceeded the minimum net capital requirement of $100,000, and the Company's ratio of aggregate indebtedness to net capital was 0.60:1, which is less than the 15:1 maximum ratio required.

Note 4: CLEARING BROKER DEPOSITS

The Company maintains a securities clearing agreement with Apex Clearing and Vision Financial. Pursuant to these agreements, the Company is required to maintain a deposit account with the clearing firm in amounts determined to be based on the Company's transaction volume. As of December 31, 2019, the Company maintained total deposits of $ 627,321 at clearing firms Apex Clearing and Vision Financial Market. The Company has discontinued its clearing with Electronic Transaction Clearing (ETC) as of October 2019. At December 31, 2019 a balance of $22,756 remained on account at ETC.

Note 5: COMMISSIONS RECEIVABLE

As of December 31, 2019, the company had an amount of $ 241,945 commissions receivable to report, of which an amount of $ 120,072 is considered as an allowable receivable, and $ 121,873 as a non-allowable receivable.

Note 6: INCOME TAXES

The Company applies the liability and asset approach for financial accounting and reporting for income taxes, as defined by Accounting Standard No. 109, "Accounting for Income Taxes". A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. On December 31, 2019, the Company has a deferred tax asset of $14,166. This deferred asset will expire in 2036. For the year ended December 31, 2019, the components of the Income Tax expense are as follows:

Current State Tax expense	$ 15,000
Federal Income taxes	$ 36,688
Total Income Tax Expense	**$ 51,688**

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. There were no levels to measure at December 31, 2019.

Note 8: COMMITMENTS, CONTINGENCIES AND GUARANTEES

In November 2019 the Company and a current broker were named in a lawsuit in the Supreme Court of the State of New York to enforce a restrictive covenant in a signed agreement by the broker to his former employer. The case was moved by the Company and current broker to a FINRA Dispute Resolution and out of the State of New York Supreme Court. The lawsuit alleges monetary damages asserted against the Company and current broker. The Company has denied any wrongdoing and filed a counterclaim against the plaintiff. The matter is in the pre-discovery stage and the Company is vigorously contesting the claim as it believes they are frivolous and without legal basis. Counsel believes it is unlikely the Company will experience an unfavorable outcome. Legal fees to date on this matter are the responsibility of the broker and not the Company.

Note 9: RELATED PARTY TRANSACTIONS

At December 31, 2019 the Company was due $23,982 from a related party and owed $292,640 to a related party.

Note 10: LEASE OBLIGATIONS

The Company leases its facilities in Brooklyn, NY with a related party Tradezero USA Inc, on a month to month basis. The monthly lease payment is $4,000. Total rent expenses for the year ended December 31, 2019 was $48,000.

<u>ASU 2016-02: Leases</u>

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.
Management has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company as their lease is on a month to month basis.

Note 11: COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS (RULE 15c3-3)

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 12: INFORMATION RELATING TO POSSESSION CONTROL REQUIREMENTS (RULE 15c3-3)

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 13: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2019 through February 20, 2020, which is the date the financial statements were available to be issued. Based upon this review the Company has determined that there were no events which took place that would have a material impact on its financial statements, which would require disclosure.

TRADEZERO AMERICA, INC.

Schedule I
Statement of Net Capital
December 31, 2019

	Focus 12/31/19	Audit 12/31/19	Change
Stockholder's Equity, December 31, 2019	$ 1,089,578	$ 1,052,890	36,688
Less: Non allowable assets:			
Other receivables	(121,873)	(121,873)	-
Prepaid Expenses	(43,086)	(43,086)	-
Deferred Tax Asset	(50,854)	(14,166)	(36,688)
Other assets	(24,722)	(24,722)	-
Tentative net capital	$ 849,043	$ 849,043	36,688
Haircuts:	-	-	-
NET CAPITAL	$ 849,043	$ 849,043	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 749,043	$ 749,043	-
Aggregate indebtedness	$ 511,150	$ 511,150	-
Ratio of aggregate indebtedness to net capital	0.60:1	0.60:1	

The differences between the audit and focus is due to an adjusment for federal income tax expenses and deferred tax benefit.

TRADEZERO AMERICA, INC.

December 31, 2019

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III

Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

TRADEZERO AMERICA, INC.

Assertions Regarding Exemption Provisions

We, as members of management of TradeZero America, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2019 through December 31, 2019.

TradeZero America, Inc.

By: [signature]

Michael Haupt, CEO 2/20/20
(Name and Title)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
TradeZero America, Inc.
Brooklyn, New York

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) TradeZero America, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which TradeZero America, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) TradeZero America, Inc., stated that TradeZero America, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. TradeZero America, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about TradeZero America, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 20, 2020

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
TradeZero America, Inc.
Brooklyn, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by TradeZero America, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of TradeZero America, Inc. (the "Company") for the year ended December 31, 2019, solely to assist you and SIPC in evaluating TradeZero America, Inc. 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment (overpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 20, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1282*******************MIXED AADC 220
69736 FINRA DEC
TRADEZERO AMERICA INC
68 34TH ST STE 513B
BROOKLYN, NY 11232-2013

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Hart 718-709-7925

2. A. General Assessment (item 2e from page 2) $ 5,009 –

B. Less payment made with SIPC-6 filed (exclude interest) (1,748 –)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,261 –

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 3261.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRADE ZERO AMERICA, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 3 day of February, 20 20

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,791,373
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	5,358
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,456,289
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Other Interest Income (Deductions in excess of $100,000 require documentation)	161
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 786	
Enter the greater of line (i) or (ii)	786
Total deductions	1,457,291
2d. SIPC Net Operating Revenues	$ 3,339,457
2e. General Assessment @ .0015	$ 5,009
	(to page 1, line 2.A.)

TRADEZERO AMERICA, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2019

TRADEZERO AMERICA, INC.

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